                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                              DIANON SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    25282610
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                MICHAEL JACOBSON
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                              PALO ALTO, CA  94306
                                 (415) 843-5000
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  MAY 13, 1997
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25282610
                         (Continued on following pages)
                             (Page 1 of 32 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 2 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                               JMB/FEB Partners
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Colorado

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            62,389

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
    REPORTING             62,389

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      62,389

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.97%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 3 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                       J. M. Bryan Family Trust
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            96,895

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
    REPORTING             96,895

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      96,895

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      1.50%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 4 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                                   KBH Partners
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Colorado

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,581

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,581

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,581

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 5 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                                    SEB Partners
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Colorado

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,581

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,581

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,581

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 6 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                                    AAB Partners
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Colorado

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,581

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,581

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,581

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 7 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                                   ALB Partners
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Colorado

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,581

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,581

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,581

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 8 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                               Bryco Investments
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 9 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                       Edward E. Eyre Trust B-1
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            17,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             17,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.27%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 10 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                       Edward E. Eyre Trust B-2
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            17,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             17,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.27%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 11 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                               Jupiter Partners
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            69,316

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             69,316

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      69,316

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      1.07%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 12 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                          KBH Family 1992 Trust
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            18,175

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,175

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,175

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.28%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 13 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                          SEB Family 1992 Trust
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            20,313

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             20,313

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      20,313

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      0.31%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 25282610                   13D                PAGE 14 OF 32 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS                                  John M. Bryan
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            356,412

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             356,412

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      356,412

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      5.53%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

ITEM 1:  SECURITY AND ISSUER
----------------------------


1. Class of Securities: Common Stock, par value $0.01 per share (the "Common Stock")


2.   Issuer:  Dianon Systems, Inc. ("Issuer")

3.   Principal Address:  200 Watson Boulevard, Stratford, CT  06497

ITEM 2:  IDENTITY AND BACKGROUND
-----------------------------------

1    (a)  Reporting Person: JMB/FEB Partners ("JMB/FEB")
                            ----------------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

     (c)  Principal Business:    Family investment partnership

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  Colorado

          *     *     *     *      *       *

2    (a)  Reporting Person: J. M. Bryan Family Trust ("JMB Family Trust")
                            ---------------------------------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

     (c)  Principal Business:    Family trust holding investments

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  California

          *     *     *     *      *       *

3    (a)  Reporting Person: KBH Partners ("KBH")
                            --------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

                              Page 15 of 32 Pages

     (c)  Principal Business:    Family investment partnership

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  Colorado

          *     *     *     *      *       *

4    (a)  Reporting Person: SEB Partners ("SEB")
                            -------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

     (c)  Principal Business:    Family investment partnership

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  Colorado

          *     *     *     *      *       *

5    (a)  Reporting Person: AAB Partners ("AAB")
                            -------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

     (c)  Principal Business:    Family investment partnership

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  Colorado

          *     *     *     *      *       *

6    (a)  Reporting Person:  ALB Partners ("ALB")
                             --------------------
     (b)  Business Address:   600 Montgomery Street, 35th Floor
                              San Francisco, CA  94111

                              Page 16 of 32 Pages

     (c)  Principal Business:    Family investment partnership

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  Colorado

          *     *     *     *      *       *

7    (a)  Reporting Person: Bryco Investments ("Bryco")
                            --------------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

     (c)  Principal Business:    Venture capital fund

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  California

          *     *     *     *      *       *

8    (a)  Reporting Person: Edward E. Eyre Trust B-1 ("Eyre Trust B-1")
                            ------------------------------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

     (c)  Principal Business:    Family trust holding investments

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  California

          *     *     *     *      *       *

9    (a)  Reporting Person:  Edward E. Eyre Trust B-2 ("Eyre Trust B-2")
                             ------------------------------------------
     (b)  Business Address:   600 Montgomery Street, 35th Floor
                              San Francisco, CA  94111

                              Page 17 of 32 Pages

     (c)  Principal Business:    Family trust holding investments

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  California

          *     *     *     *      *       *

10   (a)  Reporting Person:  Jupiter Partners ("Jupiter")
                             ---------------------------
     (b)  Business Address:   600 Montgomery Street, 35th Floor
                              San Francisco, CA  94111

     (c)  Principal Business:    Venture capital fund

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  California

          *     *     *     *      *       *

11   (a)  Reporting Person:  KBH Family 1992 Trust ("KBH Trust")
                             ----------------------------------
     (b)  Business Address:   600 Montgomery Street, 35th Floor
                              San Francisco, CA  94111

     (c)  Principal Business:    Family trust holding investments

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  California

          *     *     *     *      *       *

12   (a)  Reporting Person: SEB Family 1992 Trust ("SEB Trust")
                            ----------------------------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

                              Page 18 of 32 Pages

     (c)  Principal Business:    Family trust holding investments

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  California

          *     *     *     *      *       *

13   (a)  Reporting Person:  John M. Bryan
                             -------------
     (b)  Business Address:  600 Montgomery Street, 35th Floor
                             San Francisco, CA  94111

     (c)  Principal Business:  Mr. Bryan is a general partner of JMB/FEB, KBH,
                               SEB, AAB, ALB, Bryco and Jupiter. Mr. Bryan is a trustee of JMB Family Trust, Eyre Trust, B-1 and Eyre Trust B-2.

     (d)  Criminal Convictions:  None

     (e)  Civil Adjudication of Violation of Securities Laws:  None

     (f)  Citizenship or Place of Organization:  United States


          *    *    *    *      *    *


THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO ALL REPORTING PERSONS SET FORTH ABOVE.


          *    *    *    *      *    *


ITEM 3:  SOURCE AND AMOUNT OF FUNDS
-----------------------------------

I. The shares of the Common Stock of the Issuer reported as beneficially owned by JMB/FEB, the JMB Family Trust, KBH, SEB, AAB, ALB, KBH Trust and SEB Trust in
Item 5 have been purchased with working capital by Bryco Investments ("Bryco"). Prior to September 1995, Bryco Investments ("Bryco") acquired securities for $363,286.50 which today represent to 112,096 shares of the Common Stock of the Issuer. On September 1, 1995, Bryco acquired 10,000 shares of Common Stock of the Issuer for $55,000. On September 11, 1995, Bryco acquired 130,000 shares of Common Stock of the Issuer for $715,000.


     Prior to September 1995, Bryco had made the following distributions to its various partners:


     A.   JMB/FEB.  13,639 shares of Common Stock of the Issuer were contributed
          -------
to JMB/FEB.

                              Page 19 of 32 Pages

     B.   JMB Family Trust.  13,107 shares of Common Stock of the Issuer were
          ----------------
contributed to the JMB Family Trust.


     C.   KBH.  1,671 shares of Common Stock of the Issuer were contributed to
          ---
KBH.


     D.   SEB.  1,671 shares of Common Stock of the Issuer were contributed to
          ---
SEB.


     E.   AAB.  1,671 shares of Common Stock of the Issuer were contributed to
          ---
AAB.


     F.   ALB.  1,671 shares of Common Stock of the Issuer were contributed to
          ---
ALB.


     After these distributions and prior to the purchases of September 1, 1995 and September 11, 1995, Bryco held an aggregate of 78,666 shares of the Common Stock of the Issuer. The subsequent purchases of 10,000 shares of the Common Stock of the Issuer on September 1, 1995 and of 130,000 shares of the Common Stock of the Issuer on September 11, 1995 increased Bryco's aggregate holding of the Common Stock of the Issuer to 218,666 shares.


     On December 27, 1996, Bryco distributed all remaining 218,666 shares of the Common Stock of the Issuer which it held as follows:


     A. JMB/FEB.  48,750 shares of the Common Stock of the Issuer were
        -------
     distributed to JMB/FEB.


     B. JMB Family Trust.  83,788 shares of the Common Stock of the Issuer were
        ----------------
     distributed to the JMB Family Trust.


     C.  KBH.  30,085 shares of the Common Stock of the Issuer were distributed
         ---
     to KBH.


     D. SEB.  32,223 shares of the Common Stock of the Issuer were distributed
        ---
     to SEB.


     E. AAB.  11,910 shares of the Common Stock of the Issuer were distributed
        ---
     to AAB.


     F. ALB.  11,910 shares of the Common Stock of the Issuer were distributed
        ---
     to ALB.


     On May 13, 1997, KBH and SEB made the following distributions:


     A. KBH Trust.  KBH distributed 18,175 shares of the Common Stock of the
        ---------
     Issuer to KBH Trust.


     B. SEB Trust.  SEB distributed 20,313 shares of the Common Stock of the
        ---------
     Issuer to SEB Trust.


     As a result of the various distributions listed above, Bryco holds no remaining shares of the Common Stock of the Issuer as of May 21, 1997. JMB/FEB, the JMB Family Trust, KBH, SEB,

                              Page 20 of 32 Pages

AAB, ALB, KBH Trust and SEB Trust hold the following amounts of the Common Stock of the Issuer as of May 21, 1997:


     A.   JMB/FEB.  62,389 shares.
          -------


     B.   JMB Family Trust.  96,895 shares.
          ----------------


     C.   KBH.  13,581 shares.
          ---


     D.   SEB.  13,581 shares.
          ---


     E.   AAB.  13,581 shares.
          ---


     F.   ALB.  13,581 shares.
          ---


     G.   KBH Trust.    18,175 shares.
          ---------


     H.   SEB Trust.  20,313 shares.
          ---------


II. The shares of the Common Stock of the Issuer reported as beneficially owned by Eyre Trust B-1 and Eyre Trust B-2 in Item 5 were purchased with working capital by the Edward E. Eyre Trust B (the "Eyre Trust"). Prior to 1995, the Eyre Trust acquired securities for $156,520.50 which today, in the aggregate, consist of 35,000 shares of the Common Stock of the Issuer.


     On April 22, 1996 the Eyre Trust was divided into two trusts: the Eyre Trust B-1 and the Eyre Trust B-2. As a result of the division, the 35,000 shares of the Common Stock of the Issuer held by the Eyre Trust were divided equally between the Eyre Trust B-1 and the Eyre Trust B-2. Accordingly, as a result of the division, the Eyre Trust B-1 and the Eyre Trust B-2 each hold 17,500 shares of the Common Stock of the Issuer.


III. The shares of the Common Stock of the Issuer reported as beneficially owned by Jupiter in Item 5 were purchased with working capital. On May 29, 1986, Jupiter acquired securities for $199,950 which today consist of 69,316 shares of the Common Stock of the Issuer.



ITEM 4:  PURPOSE OF TRANSACTION
-------------------------------


     The purpose of the May 13, 1997 distributions by KBH and SEB was to make adjustments in the number of shares of Common Stock of the Issuer held by various entities affiliated with John M. Bryan.


     The purpose of the December 27, 1996 distributions by Bryco of 218,666 shares of the Common Stock of the Issuer was to distribute marketable securities to provide liquidity for its partners.

                              Page 21 of 32 Pages

     The purpose of the purchase by Bryco of 10,000 shares of the Issuer's Common Stock on September 1, 1995 and 130,000 shares of the Issuer's Common Stock on September 11, 1995, as well as the purpose of all other purchases of the Issuer's capital stock by JMB/FEB, JMB Family Trust, KBH, SEB, AAB, ALB, KBH Trust, SEB Trust, Eyre Trust B-1, Eyre Trust B-2 and Jupiter, was investment.
As a result of such purchases, however, these combined entities have acquired a significant percentage of the Common Stock of the Issuer and as stockholders, they will collectively have a voice in the formulation of the Issuer's policy and business strategy. Mr. John Bryan is a general partner of JMB/FEB, KBH, SEB, AAB, ALB, Bryco and Jupiter, and is the trustee of JMB Family Trust, Eyre Trust B-1 and Eyre Trust B-2. Alan R. Brudos, Attorney-In-Fact for John M. Bryan, is the trustee of KBH Trust and SEB Trust. JMB/FEB, JMB Family Trust, KBH, SEB, AAB, ALB, KBH Trust, SEB Trust, Eyre Trust B-1, Eyre Trust B-2 and Jupiter (as well as Bryco) may make additional purchases of Common Stock of the Issuer, may sell some or all of the shares of Common Stock they currently own, or may distribute some or all of such stock to their respective partners, depending on their evaluation of the Issuer's business prospects and financial position, the market for such stock, general business and stock market conditions and other factors.


     None of the Reporting Persons set forth in Item 2 hereof has any plan or proposal relating to, or which would result in, any event described in (a)-(j) of the instructions to this Item 4.


ITEM 5:  INTEREST IN SECURITIES OF ISSUER
-----------------------------------------

1    REPORTING ENTITIES:
     -------------------

     JMB/FEB Partners
     ----------------

     (a)   Beneficial Ownership:       62,389

     (b)   Percentage Ownership:         0.97%

           Sole Voting Power:          62,389

           Shared Voting Power:             0

           Sole Dispositive Power:     62,389

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

                              Page 22 of 32 Pages

J. M. Bryan Family Trust
------------------------

     (a)   Beneficial Ownership:       96,895

     (b)   Percentage Ownership:         1.50%

           Sole Voting Power:          96,895

           Shared Voting Power:             0

           Sole Dispositive Power:     96,895

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

KBH Partners
------------

     (a)   Beneficial Ownership:       13,581

     (b)   Percentage Ownership:         0.21%

           Sole Voting Power:          13,581

           Shared Voting Power:             0

           Sole Dispositive Power:     13,581

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

                              Page 23 of 32 Pages

SEB Partners
------------

     (a)   Beneficial Ownership:       13,581

     (b)   Percentage Ownership:         0.21%

           Sole Voting Power:          13,581

           Shared Voting Power:             0

           Sole Dispositive Power:     13,581

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.


AAB Partners
------------

     (a)   Beneficial Ownership:       13,581

     (b)   Percentage Ownership:         0.21%

           Sole Voting Power:          13,581

           Shared Voting Power:             0

           Sole Dispositive Power:     13,581

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

                              Page 24 of 32 Pages

ALB Partners
------------

     (a)   Beneficial Ownership:       13,581

     (b)   Percentage Ownership:         0.21%

           Sole Voting Power:          13,581

           Shared Voting Power:             0

           Sole Dispositive Power:     13,581

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

Bryco Investments
-----------------

     (a)   Beneficial Ownership:       0

     (b)   Percentage Ownership:       0

           Sole Voting Power:          0

           Shared Voting Power:        0

           Sole Dispositive Power:     0

           Shared Dispositive Power:   0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

                              Page 25 of 32 Pages

Edward E. Eyre Trust B-1
------------------------

     (a)   Beneficial Ownership:       17,500

     (b)   Percentage Ownership:         0.27%

           Sole Voting Power:          17,500

           Shared Voting Power:             0

           Sole Dispositive Power:     17,500

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.


Edward E. Eyre Trust B-2
------------------------

     (a)   Beneficial Ownership:       17,500

     (b)   Percentage Ownership:         0.27%

           Sole Voting Power:          17,500

           Shared Voting Power:             0

           Sole Dispositive Power:     17,500

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

                              Page 26 of 32 Pages

Jupiter Partners
----------------

     (a)   Beneficial Ownership:       69,316

     (b)   Percentage Ownership:         1.07%

           Sole Voting Power:          69,316

           Shared Voting Power:             0

           Sole Dispositive Power:     69,316

           Shared Dispositive Power:        0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.


KBH Family 1992 Trust
---------------------

     (a)   Beneficial Ownership:      18,175

     (b)   Percentage Ownership:        0.28%

           Sole Voting Power:         18,175

           Shared Voting Power:            0

           Sole Dispositive Power:    18,175

           Shared Dispositive Power:       0

     (c)   Recent Transactions:   See Item 3 above.

     (d)   Not applicable.

     (e)   Ownership below 5%:   Not applicable.

                              Page 27 of 32 Pages

SEB Family 1992 Trust
---------------------

     (a)   Beneficial Ownership:                  20,313

     (b)   Percentage Ownership:                    0.31%

           Sole Voting Power:                     20,313

           Shared Voting Power:                        0

           Sole Dispositive Power:                20,313

           Shared Dispositive Power:                   0

     (c)   Recent Transactions:        See Item 3 above.

     (d)   Not applicable.

     (e)   Ownership below 5%:         Not applicable.

2    REPORTING INDIVIDUAL:
     -------------------------

     John M. Bryan
     -------------

     (a)   Beneficial Ownership:                 356,412

     (b)   Percentage Ownership:                    5.53%

           Sole Voting Power:                    356,412

           Shared Voting Power:                        0

           Sole Dispositive Power:               356,412

           Shared Dispositive Power:                   0

     (c)   Recent Transactions:  See Item 3 above.

     (d)   Not Applicable.

     (e)   Ownership below 5%:  Not Applicable.

                              Page 28 of 32 Pages

ITEM 6:  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------


     Mr. John M. Bryan is the general partner of JMB/FEB, KBH, SEB, AAB, ALB, Bryco and Jupiter and is the trustee of JMB Family Trust, Eyre Trust B-1 and Eyre Trust B-2. Alan R. Brudos is Attorney-In-Fact for John M. Bryan and is the trustee for KBH Trust and SEB Trust. With these exceptions, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7:  EXHIBITS
-----------------


Exhibit A:  Joint Filing Statement

                              Page 29 of 32 Pages

SIGNATURE
---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 27, 1997


JMB/FEB PARTNERS                         KBH FAMILY 1992 TRUST
KBH PARTNERS                             SEB FAMILY 1992 TRUST
SEB PARTNERS
AAB PARTNERS                             By Their Trustee Alan R. Brudos
ALB PARTNERS
BRYCO INVESTMENTS
JUPITER PARTNERS

                                         By:  /s/ Alan R. Brudos
                                              ------------------------
By Their General Partner John M. Bryan        Alan R. Brudos, Trustee


By:    /s/ Alan R. Brudos
      --------------------
      Alan R. Brudos, Attorney-In-Fact   JOHN M. BRYAN
     for John M. Bryan, General Partner


                                         By:  /s/ Alan R. Brudos
                                             --------------------
                                              Alan R. Brudos, Attorney-In-Fact
J. M. BRYAN FAMILY TRUST                      for John M. Bryan
EDWARD E. EYRE TRUST B-1
EDWARD E. EYRE TRUST B-2


By Their Trustee John M. Bryan


By:     /s/ Alan R. Brudos
      --------------------
     Alan R. Brudos, Attorney-In-Fact
     for John M. Bryan, Trustee

                              Page 30 of 32 Pages

                                 EXHIBIT INDEX

Exhibit
-------
Exhibit A      Joint Filing Statement

                              Page 31 of 32 Pages